FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of report (Date of earliest event reported) __**February 14, 2003**__

MYERS INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Ohio	**1-8524**	**34-0778636**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification Number)

1293 South Main Street, Akron, OH	**44301**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, including area code __**(330) 253-5592**__

(Former name or former address, if changed since last report)

Item 5.   **Other Events and Regulation FD Disclosure**

On February 13, 2003, the Registrant issued a press release announcing the dividend payable April 2003. This press release, dated February 13, 2003, is attached as Exhibit 99.1 to this report.

Item 7.   **Financial Statements and Exhibits**

   (c)   Exhibits

      99.1   The Registrant's February 13, 2003, press release announcing the dividend payable April 2003.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


Myers Industries, Inc
(Registrant)


DATE **February 14, 2003**   BY **/s/ Gregory J. Stodnick**
                                          Gregory J. Stodnick
                                          Vice President - Finance

Contact:
Gregory J. Stodnick
Vice President, Finance & Chief Financial Officer
(330) 253-5592

MYERS INDUSTRIES DECLARES QUARTERLY DIVIDEND

FOR IMMEDIATE RELEASE: February 13, 2003, Akron, Ohio--The Board of Directors of Myers Industries, Inc. (NYSE: MYE) today declared a regular $.05 per share dividend. The dividend will be paid April 1, 2003, to shareholders of record as of March 7, 2003.

Myers Industries, Inc. is an international manufacturer of polymer products for industrial, agricultural, automotive, commercial, and consumer markets. The Company is also the largest wholesale distributor of tools, equipment, and supplies for the tire, wheel, and undervehicle service industry in the U.S. Visit www.myersind.com to learn more.

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